Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

April 24, 2013

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stratton Multi-Cap Fund, Inc.
(1933 Act Registration No. 2-44752/ 1940 Act Registration No. 811-2297)
Stratton Real Estate Fund, Inc.
(1933 Act Registration No. 2-42379 / 1940 Act Registration No. 811-2240)
The Stratton Funds, Inc.
(1933 Act Registration No. 33-57166/ 1940 Act Registration No. 811-7434)
(each a “Fund,” and collectively, the “Funds” or “Registrant”)

Dear Mr. O’Connor:

Set forth below are our responses to your comments on Post-Effective Amendment No. 30 to The Stratton Funds, Inc.’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 32 to The Stratton Funds, Inc.’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (“1940 Act”) (the “Amendment”). The Funds issue a combined Prospectus, therefore your comments on the Amendment equally apply to the post-effective amendments for all three Funds. Page references correspond to those of the Amendment as filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2013. As discussed, the Funds will incorporate these comments in the filing of their next post-effective amendment on Form N-1A.

Prospectus

1.	Comment: Under the Principal Investment Strategies section on page 2, unless the Mid Cap Value Fund is not permitted to borrow to any extent for leveraging, the 80% test must be revised to state that “the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes, in mid-cap common stocks.”

Mr. Jim O’Connor

April 24, 2013

Response: The Fund is not permitted to borrow to any extent for leveraging.

2.	Comment: Under the Principal Investment Strategies section on page 2, please define the term “stocks”.

Response: Registrant will add the requested disclosure.

3.	Comment: Under the Principal Investment Strategies section on page 2, please make clear that the dollar range of the market capitalizations used for the 80% test are as of the most recent reconstitution date.

Response: Registrant respectfully declines the comment. While Registrant discloses the dollar range of the market capitalizations of the Russell Midcap Index as of the most recent reconstitution date, it is meant only to provide an example of the approximate range of market capitalizations of the index. When purchasing securities, the Adviser uses the range at the time of investment based on the most recently available information. The market capitalization of the companies in the fund’s portfolio and the Russell Midcap Index changes over time. The fund will not automatically sell or cease to purchase stock of a company it already owns just because the company’s market capitalization grows or falls outside these ranges. Registrant will disclose this fact in the Prospectus.

4.	Comment: Under the Principal Investment Strategies section on page 2, consider referencing the Russell Midcap Value Index to better define the terms in the Mid Cap Value Fund’s name.

Response: Registrant respectfully declines the comment.

5.	Comment: Please describe the risks of the value style of investing in the Mid Cap Value Fund’s Principal Investment Risks section on page 3.

Response: Registrant will make the requested disclosure.

6.	Comment: REIT investing is listed as a principal risk of the Mid Cap Value Fund and the Small Cap Value Fund but is not disclosed as a principal investment strategy under the Principal Investment Strategies section of either Fund. Please confirm whether REIT investing is a principal investment strategy of the Mid Cap Value Fund and the Small Cap Value Fund.

Mr. Jim O’Connor

April 24, 2013

Response: REIT investing is not a principal investment strategy of the Mid Cap Value Fund and the Small Cap Value Fund. Registrant will remove “Real Estate Market and REIT Risk” from the Principal Investment Risks section of the Funds on pages 3 and 14.

7.	Comment: Consider removing “Calendar Year Total Returns” as the title above each Fund’s performance bar chart on pages 4, 10 and 15.

Response: Registrant respectfully declines this comment and believes the existing disclosure conforms to the requirements of Item 4 of Form N-1A.

8.	Comment: On pages 5 and 11, delete the disclosure describing the reason that the average annual total return (after taxes on distributions and redemption) is higher than average total return as the performance numbers have not yet been disclosed.

Response: Registrant will make the requested change so long as, after performance numbers have been calculated, the average annual total return (after taxes on distributions and redemption) is not higher than average total return.

9.	Comment: On page 5, please delete the footnote describing the Russell Midcap Index under the Mid Cap Value Fund’s Average Annual Total Returns table as the Russell Midcap Index is not included in the table.

Response: Registrant respectfully declines the comment as the description of the Russell Midcap Index is included due to the fact that it is used as a defined term in the description of the Russell Midcap Value Index in the paragraph above.

10.	Comment: In the first paragraph under the Real Estate Fund’s Principal Investment Strategies section on page 8, consider revising the disclosure to state that “the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes, in securities of real estate companies.”

Response: Registrant will make the requested change from “assets” to “net assets.” The Fund is not permitted to borrow to any extent for leveraging so Registrant will not include “plus the amount of any borrowings for investment purposes” in the description.

11.	Comment: Please delete the word “generally” in the second sentence of the first paragraph under the Real Estate Fund’s Principal Investment Strategies section on page 8.

Response: Registrant will make the requested change.

12.	Comment: Please confirm whether the Real Estate Fund will invest in mortgage REITs.

Mr. Jim O’Connor

April 24, 2013

Response: The Real Estate Fund may invest in mortgage REITs. Registrant will revise the Fund’s Principal Investment Strategies section to provide specific disclosure relating to mortgage REITs.

13.	Comment: In the fourth sentence of the first paragraph under the Real Estate Fund’s Principal Investment Strategies section on page 9, please substitute the definition of concentration for open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A (i.e., invest more than 25% of the value of its net assets).

Response: Registrant will make the requested change.

14.	Comment: Under the Principal Investment Strategies section of the Real Estate Fund on page 9, please define specifically the terms “equity securities,” “debt securities” and “securities of foreign issuers.” What types of securities are referred to?

Response: Registrant will revise the relevant disclosure on page 9 as follows: “The fund may invest in equity securities, including stocks, preferred stocks, convertible securities, limited liability companies and similar enterprises, warrants and stock purchase rights, of issuers of any size and non-convertible debt securities with any maturities. The fund may also invest in securities of foreign issuers which meet the same criteria for investment as domestic companies, or sponsored and unsponsored depository receipts for such securities.”

15.	Comment: Please disclose whether there is any restriction on the ratings of debt securities in which the Real Estate Fund may invest. If not, please disclose this fact. Disclose the weighted average maturity of the debt securities currently in the Fund’s portfolio.

Response: The Prospectus and SAI currently disclose that the Funds may invest in debt securities, including debt securities below investment grade securities (junk bonds), of any maturity. Registrant will add the requested disclosure describing the weighted average maturity of the debt securities currently in the Real Estate Fund’s portfolio.

16.	Comment: Is there a limit on the Real Estate Fund’s ability to invest in foreign securities?

Response: As described in the Prospectus and SAI, the Funds, including the Real Estate Fund, may make investments in foreign securities in accordance with their respective investment policies. The Funds do not currently have specific limits on their investment in foreign securities.

Mr. Jim O’Connor

April 24, 2013

17.	Comment: Please provide a separate paragraph to describe the risks of REIT investing. This paragraph should describe the additional layer of fees that will be created by the Fund’s investments in REITs. Please confirm to us that these fees will be included in the “other expenses” line of the fee table. Please also disclose that to the extent the Fund invests in REITs, its distributions are likely to be taxable as ordinary income.

Response: The Prospectus currently describes such risks under “Additional Information About Risk Considerations – REIT Risk” on page 23 and “Tax Treatment – Fund Distributions” on page 34. Registrant will add the following sentence to the end of “Real Estate Market and REIT Risk” under the Principal Investment Risks section on page 9: “The fund will indirectly bear its proportionate share of any expenses, including management fees, paid by an externally managed REIT in which it invests.” Fees or expenses paid by a REIT are not required to be included in the “other expenses” line of the Fund’s fee table.

18.	Comment: If the Real Estate Fund may invest in below investment grade securities, please describe the risks of such investments. Does the Fund have a duration strategy? If so, describe it and provide an example of duration risk.

Response: As described in the Prospectus and SAI and as described in Registrant’s response to Comment 15 above, the Funds may invest in debt securities, including debt securities below investment grade securities (junk bonds), of any maturity. The risk of below investment grade securities is currently described in the Funds’ Prospectus under “Additional Information About Risk Considerations – Debt Securities” on page 23. The Real Estate Fund does not have a duration strategy.

19.	Comment: On page 13, with respect to convertible securities, please confirm that only those that are immediately convertible to equity are counted towards the Small Cap Value Fund’s 80% requirement.

Response: Registrant confirms that only convertible securities that are immediately convertible to equity are counted towards the 80% requirement.

20.	Comment: On page 13, please revise the definition of small cap companies to include the market capitalization dollar range of the Russell 2000 Index as of its most recent reconstitution date.

Response: Registrant will make the requested change.

21.	Comment: The Small Cap Value Fund seems to be using both value and growth investment styles. Please explain.

Response: Registrant confirms that the Small Cap Value Fund does not utilize growth investment styles.

Mr. Jim O’Connor

April 24, 2013

22.	Comment: Please describe the risks of the value style of investing in the Small Cap Value Fund’s Principal Investment Risks section on page 14.

Response: Registrant will make the requested disclosure.

23.	Comment: On page 14, please revise the description of “Investment Category Risk” to use a word other than “concentration” as the Small Cap Value Fund is not “concentrated” as that term is defined under the Investment Company Act of 1940.

Response: Registrant will make the requested change.

24.	Comment: On page 16, please revise the description of the Small Cap Value Fund’s broad-based index and additional index to provide a summary consistent with that disclosed for the Multi Cap Value Fund.

Response: Registrant will make the requested change.

25.	Comment: On page 21, under the section “Stratton Small Cap Value Fund,” please revise the first paragraph to disclose only the maximum capitalization of the Russell 2000 Index as the Fund may invest in any size company below the maximum.

Response: Registrant will make the requested change.

26.	Comment: On page 22, under “Additional Information About Risk Considerations – Stock Market Risk,” please clarify the term “many” in the sixth sentence of the first paragraph.

Response: Registrant will make the requested change. Registrant will include the following disclosure in the Prospectus, “In addition, a substantial portion of the equity securities purchased by the funds are common stocks.”

27.	Comment: Please confirm that the Funds’ Board of Directors has approved the valuation methodology of the valuation firm that it uses and whether the Board also reviews regularly the accuracy of such methodologies.

Response: Registrant confirms that the Board of Directors has approved the valuation methodology utilized by the Funds and has delegated the oversight responsibilities for, among other things, determining and monitoring the fair value of portfolio securities to the Valuation Committee of the Funds. The Registrant will revise the disclosure on page 26 of the Prospectus under “Pricing Fund Shares” as follows:

Mr. Jim O’Connor

April 24, 2013

“The advisor, subject to Board oversight, will regularly test the accuracy of the fair value price of a security by comparing the price with values that are available from other sources, including actual trade prices and quotations from pricing services and dealers. The advisor, subject to Board oversight, will exercise reasonable diligence to obtain market quotations before concluding that market quotations are not readily available. The advisor may not fair value price securities when market quotations are readily available. The advisor, subject to Board oversight, may determine to fair value price securities to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining a fund’s NAV.”

28.	Comment: On page 32, please confirm that the Funds reserve the right to close a shareholder account that falls below the prescribed minimum even if due to market conditions.

Response: Registrant confirms that the Funds reserve this right.

Statement of Additional Information

29.	Comment: On page 4, under “Repurchase Agreements,” please clarify that a repurchase agreement is subject to the continuing 300% asset coverage requirement of Section 18(f)(1). Please also clarify that the collateral that the Funds receive may be included in calculating the Fund’s total assets in determining whether each Fund has loaned more than one-third of its assets, despite the fact that it is not accounted for as an asset.

Response: Registrant will make the requested disclosure.

30.	Comment: On pages 6, 7 and 8 please remove the word “emergency” in investment restriction no. 4 of the Mid Cap Value Fund, investment restriction no. 1 of the Real Estate Fund and investment restriction no. 1 of the Small Cap Value Fund.

Response: Registrant will add disclosure to the SAI that any borrowing by the Funds not for temporary purposes will be done in compliance with the 1940 Act.

31.	Comment: On pages 7 and 8 please clarify restriction no. 10 of the Mid Cap Value Fund, investment restriction no. 9 of the Real Estate Fund and investment restriction no. 7 of the Small Cap Value Fund.

Response: Registrant respectfully declines the comment.

Mr. Jim O’Connor

April 24, 2013

32.	Comment: Under the “Investment Restrictions” section, please revise the relevant disclosure to match the definition of “concentration” under Instruction 4 to Item 9(b)(1) of Form N-1A, (i.e., invest more than 25% of the value of its net assets).

Response: Registrant will make the requested changes.

33.	Comment: For investment restriction no. 3 of the Real Estate Fund, please also describe how the Fund will “cover” its potential obligations or economic exposure with respect to mortgages, pledges, or hypothecations of its assets to avoid the issue of whether or not a senior security has been created under Section 18(g).

Response: Registrant respectfully declines to make suggested change to the Real Estate Fund’s fundamental investment policy.

34.	Comment: Investment restriction no. 7 of the Real Estate Fund seems to be more restrictive than Section 5(b)(1) of the 1940 Act requires. Please clarify.

Response: Registrant respectfully declines the comment.

Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Funds’ Registration Statements. Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Commission from taking any action with respect to the Registration Statement. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or, in my absence, to David L. Williams, Esq. at (312) 569-1107.

Very truly yours,

/s/ Joshua B. Deringer

Joshua B. Deringer